UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )

AvidXchange Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

05368X102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05368X102	13G	Page 2 of 12

1	Names of reporting persons Bain Capital Venture Fund 2014, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares of Common Stock
	6	Shared voting power 7,230,388 shares of Common Stock
	7	Sole dispositive power 0 shares of Common Stock
	8	Shared dispositive power 7,230,388 shares of Common Stock

9	Aggregate amount beneficially owned by each reporting person 7,230,388 shares of Common Stock
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 3.7%
12	Type of reporting person PN

CUSIP No. 05368X102	13G	Page 3 of 12

1	Names of reporting persons Bain Capital Venture Coinvestment Fund, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares of Common Stock
	6	Shared voting power 9,751,160 shares of Common Stock
	7	Sole dispositive power 0 shares of Common Stock
	8	Shared dispositive power 9,751,160 shares of Common Stock

9	Aggregate amount beneficially owned by each reporting person 9,751,160 shares of Common Stock
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 5.0%
12	Type of reporting person PN

CUSIP No. 05368X102	13G	Page 4 of 12

1	Names of reporting persons BCV AX Investors, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares of Common Stock
	6	Shared voting power 4,453,948 shares of Common Stock
	7	Sole dispositive power 0 shares of Common Stock
	8	Shared dispositive power 4,453,948 shares of Common Stock

9	Aggregate amount beneficially owned by each reporting person 4,453,948 shares of Common Stock
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 2.3%
12	Type of reporting person PN

CUSIP No. 05368X102	13G	Page 5 of 12

1	Names of reporting persons BCIP Venture Associates
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares of Common Stock
	6	Shared voting power 1,843,596 shares of Common Stock
	7	Sole dispositive power 0 shares of Common Stock
	8	Shared dispositive power 1,843,596 shares of Common Stock

9	Aggregate amount beneficially owned by each reporting person 1,843,596 shares of Common Stock
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.9%
12	Type of reporting person PN

CUSIP No. 05368X102	13G	Page 6 of 12

1	Names of reporting persons BCIP Venture Associates-B
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0 shares of Common Stock
	6	Shared voting power 104,148 shares of Common Stock
	7	Sole dispositive power 0 shares of Common Stock
	8	Shared dispositive power 104,148 shares of Common Stock

9	Aggregate amount beneficially owned by each reporting person 104,148 shares of Common Stock
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) Less than 0.1%
12	Type of reporting person PN

CUSIP No. 05368X102	13G	Page 7 of 12

Item 1(a). Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is AvidXchange Holdings, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at 1210 AvidXchange Lane, Charlotte, North Carolina 28206.

Item 2(a). Name of Person Filing

This Schedule 13G is being filed jointly by Bain Capital Venture Fund 2014, L.P., a Cayman Islands exempted limited partnership (“BCV Fund 2014”), Bain Capital Venture Coinvestment Fund, L.P., a Cayman Islands exempted limited partnership (“BCV Coinvest Fund”), BCV AX Investors, L.P., a Delaware limited partnership (“BCV AX”), BCIP Venture Associates, a Delaware limited partnership (“BCIP Venture”), and BCIP Venture Associates-B, a Delaware limited partnership (“BCIP Venture-B” and, together with BCV Fund 2014, BCV Coinvest Fund, BCV AX and BCIP Venture, the “Reporting Persons”).

Bain Capital Venture Investors, LLC, a Delaware limited liability company (“BCVI”), is the general partner of (i) Bain Capital Venture Partners 2014, L.P., a Cayman Islands exempted limited partnership (“BCV Partners 2014”), which is the general partner of BCV Fund 2014, (ii) Bain Capital Venture Coinvestment Partners, L.P., a Cayman Islands exempted limited partnership (“BCV Coinvest Partners”), which is the general partner of BCV Coinvest Fund, and (iii) BCV AX.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston”), is the managing partner of each of BCIP Venture and BCIP Venture-B.

The governance, investment strategy and decision-making process with respect to the investments held by the Reporting Persons is directed by the Executive Committee of BCVI, which consists of Enrique Salem and Ajay Agarwal.

As a result, each of BCVI and Messrs. Salem and Agarwal may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2022, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

Item 2(b). Address of Principal Business Office or, if None, Residence

The principal business address of each of the Reporting Persons, BCVI, BCV Partners 2014, BCV Coinvest Partners, Boylston and Messrs. Salem and Agarwal is 200 Clarendon Street, Boston, Massachusetts 02116.

Item 2(c). Citizenship

BCV Fund 2014, BCV Coinvest Fund, BCV Partners 2014 and BCV Coinvest Partners are each organized under the laws of the Cayman Islands. BCVI, Boylston, BCIP Venture and BCIP Venture-B are each organized under the laws of the State of Delaware. Messrs. Salem and Agarwal are citizens of the United States.

CUSIP No. 05368X102	13G	Page 8 of 12

Item 2(d). Title of Class of Securities

The class of securities of the Issuer to which this Schedule 13G relates is Common Stock, $0.001 par value per share (“Common Stock”).

Item 2(e). CUSIP Number

The CUSIP number of the Common Stock is 05368X102.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4. Ownership

(a) Amount beneficially owned:

As of the close of business on December 31, 2021, BCV Fund 2014 held 7,230,388 shares of Common Stock, representing approximately 3.7% of the outstanding shares of Common Stock, BCV Coinvest Fund held 9,751,160 shares of Common Stock, representing approximately 5.0% of the outstanding shares of Common Stock, BCV AX held 4,453,948 shares of Common Stock, representing approximately 2.3% of the outstanding shares of Common Stock, BCIP Venture held 1,843,596 shares of Common Stock, representing approximately 0.9% of the outstanding shares of Common Stock, and BCIP Venture-B held 104,148 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13G, the Reporting Persons may be deemed to collectively beneficially own an aggregate of 23,383,240 shares of Common Stock, representing approximately 11.9% of the outstanding shares of Common Stock.

The percentage of the outstanding shares of Common Stock held by the Reporting Persons is based on 196,213,041 shares of Common Stock issued and outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 18, 2021.

CUSIP No. 05368X102	13G	Page 9 of 12

(b) Percent of class:

See Item 4(a) hereof.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or direct the vote:

BCV Fund 2014	7,230,388
BCV Coinvest Fund	9,751,160
BCV AX	4,453,948
BCIP Venture	1,843,596
BCIP Venture-B	104,148

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

BCV Fund 2014	7,230,388
BCV Coinvest Fund	9,751,160
BCV AX	4,453,948
BCIP Venture	1,843,596
BCIP Venture-B	104,148

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

CUSIP No. 05368X102	13G	Page 10 of 12

Item 10. Certifications

Not applicable.

CUSIP No. 05368X102	13G	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: February 14, 2022	Bain Capital Venture Fund 2014, L.P.

	By:	Bain Capital Venture Partners 2014, L.P.,
its general partner

	By:	Bain Capital Venture Investors, LLC,
its general partner

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Managing Director

Bain Capital Venture Coinvestment Fund, L.P.

	By:	Bain Capital Venture Coinvestment Partners, L.P.,
its general partner

	By:	Bain Capital Venture Investors, LLC,
its general partner

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Managing Director

BCV AX Investors, L.P.

	By:	Bain Capital Venture Investors, LLC,
its general partner

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Managing Director

BCIP Venture Associates

	By:	Boylston Coinvestors, LLC,
its managing partner

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Authorized Signatory

CUSIP No. 05368X102	13G	Page 12 of 12

BCIP Venture Associates-B

By:	Boylston Coinvestors, LLC,
its managing partner

By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Authorized Signatory

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13G

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)

Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2022	Bain Capital Venture Fund 2014, L.P.

	By:	Bain Capital Venture Partners 2014, L.P.,
its general partner

	By:	Bain Capital Venture Investors, LLC,
its general partner

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Managing Director

Bain Capital Venture Coinvestment Fund, L.P.

	By:	Bain Capital Venture Coinvestment Partners, L.P.,
its general partner

	By:	Bain Capital Venture Investors, LLC,
its general partner

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Managing Director

BCV AX Investors, L.P.

	By:	Bain Capital Venture Investors, LLC,
its general partner

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Managing Director

BCIP Venture Associates

By: Boylston Coinvestors, LLC,

its managing partner

By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Authorized Signatory

BCIP Venture Associates-B

By:	Boylston Coinvestors, LLC, its managing partner

By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Authorized Signatory